FOR IMMEDIATE RELEASE               CONTACT: Wendy Hall
October 18, 2001                             Halliburton
                                             (713) 676-5227
                                             wendy.hall@halliburton.com

                                             Geir Aune
                                             DSND
                                             +47 92225459


               HALLIBURTON AND DSND SIGN LETTER OF INTENT TO FORM
                               NEW SUBSEA COMPANY

          Combination of Subsea Interests Poised to Meet Growth in the
                          Upstream Oil and Gas Market

DALLAS, Texas - Halliburton Subsea, a business unit of Halliburton's (NYSE: HAL) Energy Services Group, and Norwegian-based DSND Subsea ASA (OSE: SFJ) announced today that the two companies have signed a letter of intent to combine their respective subsea interests in the upstream oil and gas industry. The companies have agreed to terms subject to due diligence, regulatory approval and board approvals. The new company plans to start operations on January 1, 2002.
     A new company will be formed combining assets, people, ongoing contracts and intellectual property of the two parties. The new entity, which will be headquartered in Aberdeen, Scotland, will have regional bases in Norway, Singapore, Brazil and the United States and will control 23 modern, high specification dynamically positioned ships capable of deepwater reeled and flexible pipelay, deepwater subsea construction and saturation diving and survey. In addition, the new company will have a fleet of more than 100 remotely operated vehicles (ROVs) and three pipeline construction yards. The combined staff of 4,000 people will include 500 professionally qualified engineers with a strong emphasis on subsea field development and robotic intervention. Halliburton and DSND will both have a 50 percent shareholding in this new company.
     "This new company will solidify Halliburton's presence in the high growth global deepwater subsea industry, and the structure allows Halliburton to contribute assets, contracts and personnel without investing additional

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capital," said Dave Lesar,  chairman,  president and chief executive  officer of
Halliburton.   "There  is  an  excellent  strategic  fit  both  technically  and geographically between the parties, and the new company will be well placed to service both the traditional and deepwater growth markets."
     "The creation of the new company allows us to implement the strategy of becoming one of the world's leading subsea contractors faster than if we were to continue to build the business through organic growth. Better market access and higher utilization of the existing fleet is expected to have a strong impact on the bottom line", says Diderik Schnitler, Chairman of DSND Subsea's Board of Directors. "The new company will be able to offer total packages within a wider scope of services. This means a more competitive position, more efficient procurement, a better product range, and a more flexible utilization of the fleet and professional project management."
     Fifty percent of the 1,900 subsea wells worldwide are located in the North Sea. The future growth will come from the deepwater provinces of the Gulf of Mexico, West Africa, Brazil and the Asia Pacific region. In addition to a presence in the United Kingdom and Norway, the new company will have an established operational presence in each of the growth markets and will be poised to support the projected increase in subsea activities in these geographic areas.
     DSND Subsea was established in 1854 and is a leading subsea contractor that is engaged in the North Sea, Gulf of Mexico, Brazil and West Africa. The company operates a fleet of 35 vessels and employs 2,000 people. The company played a major role in salvaging the Russian submarine "Kursk". The company's Word Wide Web site can be accessed at www.dsnd.co.uk.
     Halliburton, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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